Filed by Kinder Morgan, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company:  El Paso Corporation

Commission File No.:  001-14365

final

Bloomberg Transcript

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Company Participants

- Richard D. Kinder
- C. Park Shaper
- Douglas L. Foshee
- David D. Kinder
- Elvira Scotto

Other Participants

- Sachin Shah
- Darren Horowitz
- Brad Olsen
- Gabe P. Moreen
- Stephen J. Maresca
- Harry Mateer
- Yves Siegel
- Faisel H. Khan
- Carl L. Kirst
- Kelly J. Krenger
- S. Ross Payne
- Craig K. Shere
- Gary W. Stromberg
- Becca Followill
- Kevin C. Smith
- Steven Karpel
- Gregg W. Brody
- Brian Joshua Zarahn
- Vedula Murti
- Mitch Norden

MANAGEMENT DISCUSSION SECTION

Operator

Welcome to the Kinder Morgan Analyst Call. [Operator Instructions] Today's conference is being recorded. If you have any objections, you may wish to disconnect at this time.

I'll now turn the meeting over to Mr. Rich Kinder, Chairman and CEO of Kinder Morgan. Sir, you just may begin.

Richard D. Kinder

Bloomberg

Page 1 of 21

Bloomberg Transcript final

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

Okay. Thank you, Susan, and thank you all for calling in this morning. I'll remind you, as usual, we'll be making comments that may fall within the Securities Act of 1933 and the Securities Exchange Act of 1934. I have with me today Doug Foshee from El Paso, together with the Kinder Morgan management team, and what I thought I would do is give you a brief overview of the transaction, and then we'll take any and all questions that you may have.

There are not a lot of times in your career when you can say that a transaction of this size and magnitude is really a win-win for both the acquirer and the company being bought, but I think that's particularly true here today.

First of all, I think putting these two companies together, strategically, is a great fit. When we put these two companies together, we'll have 80,000 miles of pipeline, 67,000 of which will be natural gas pipes. It will create a company that, when you take the whole family of companies including the two MLPs, together, will have an enterprise value of approximately $94 billion. So the result is that we will be by far the largest midstream energy player in North America, and also in terms of enterprise value, the fourth largest energy company of any kind in North America.

We will be the largest natural gas transporter. We're already the largest products pipeline system in America. We're the largest transporter of CO2 and the largest independent owner/operator of terminals, both liquids and bulk.

Obviously, when you look at it from the standpoint of the investing community, this is obviously a good deal, we think, for the El Paso shareholders. The price being paid represents a 37% premium to Friday's close. But we think it's very good for the shareholders of KMI, KMP, KMR, and El Paso Partners, EPB, and let me take just a couple of minutes to explain why we think that.

KMI, of course, the acquiring company, it will be immediately accretive to the dividends payable at KMI. As we said in our release, we estimate that pro forma on a full-year basis, this will take our dividends from the present run rate of $1.20 per year to $1.45.

Now, we'll probably do a little less than that because we don't anticipate that this transaction will close right at the beginning of the year – we're targeting the second quarter – but at any rate, a very nice increase in dividends at KMI. More importantly, probably, we believe it raises the long-term growth rate in dividends at KMR, from the 10% range, which we talked about when we did our IPO of KMI back in the February, to 12.5% now.

As far as the game plan is concerned – and this is all contained in the release yesterday – our intention would be to sell the E&P assets of El Paso as soon as practical. We would anticipate and hope we'll be able to do most of that, or maybe all of it, contemporaneous with the closing of this merger transaction. We'll use all of that money to pay down the debt incurred for the cash portion of the buyout of El Paso. And then we will proceed very expeditiously to drop down all the pipeline assets to the two MLPs, KMP and EPB.

Now, if you turn to KMP, why is it a great story for KMP? It's a great source of assets to be dropped down over the next few years. There are literally billions of dollars of assets that will go to KMP and EPB. We think that it will raise the long-term growth rate at KMP, from the 5% targeted range that we have, to 7%. We think that makes it one of the highest growth rates for a large-scale MLP in the entire market.

From a more subtle standpoint, we think it will also benefit both KMP and KMR in this way. We will use some of the – we will issue KMR as part of the financing at KMP. In other words, they will issue some KMP and some KMR on a going-forward basis. Now, as you know, KMR, we pay the dividends in stock, but have to accumulate the cash as if we were paying in cash, so it's really equivalent to a giant DRIP program, which leaves a lot of cash at KMP.

We think, in fact, that that cash, as a result of the KMR issuance, will be sufficient that, by the end of this drop-down period in the next three to four years, KMP will actually be able to finance all its normal capital needs without accessing the equity markets at all. So I think we can look forward to KMP becoming, in essence, a self-funding MLP, and there's really no other company that can say that. And I think that will be a very great advantage for KMP and also a benefit to the KMR shares.

With regard to EPB, it will also be the recipient of the assets. If you look at this in the broadest terms, we now have two sizeable MLPs that we'll be able to drop assets into, which will mean we can proceed more quickly with the drop-downs, and we would anticipate that EPB will continue to grow. In fact, we're projecting a growth rate of about

Bloomberg

Page 2 of 21

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

final

9% per year in dividends at KMP. And we will continue to drop to both companies.

So with that, we think it's a good fit, it's a win-win, and we'll take any questions that you may have.

Q&A

Operator

Thank you. [Operator Instructions] Our first question comes from Sachin Shah, Tullett Prebon. Your line is open.

<Q - **Sachin Shah**>: Hi. Good morning. Thanks for taking my question. Just wanted to understand the comfort level of getting antitrust approval on the transaction, and so you did mention kind of the second half. Is there kind of any kind of narrowing of the timeframe for that? That's the first question. The second question is, any kind of indication what you plan on doing with EPB and KMP and KMR as a rollup, or are you going to allow them to be a public entity going forward in the not-too-distant feature after the transaction completes?

<A - **Richard D. Kinder**>: Okay. Well, first on antitrust side, one of the benefits of this merger is that these pipeline systems are very complementary. There's not a lot of overlap between the two companies. We certainly anticipate we will, obviously, have to comply with the regulator – in this case, the FTC – and we'll work with them to satisfy whatever their concerns are, but we don't see that as a major obstacle. And we do expect to close, we're thinking, in the second quarter of next year.

With regard to EPB and KMP, I think the answer is that for right now we would see them both as publicly traded entities. At some point in time, if and only if it made sense for the unit holders of both KMP and EPB, to look at combining, and we'd certainly do that in the future, but that's not part of the immediate game plan. And I sort of neglected to say, Doug, anything you wanted to add to the overall conversation here? Okay, he'll wait and take the tough questions, all right. But, anyway, does that answer your question?

<Q - **Sachin Shah**>: Yeah. Just – so as a confirmation, the assets are complementary, and so any scrutiny that you're going to face, you feel more than confident that it's going to get approval to close the deal.

<A - **Richard D. Kinder**>: We think we'll get approval, yes.

<Q - **Sachin Shah**>: Okay. Thank you.

<A - **Richard D. Kinder**>: Uh-huh.

Operator

Our next question comes from Darren Horowitz, Raymond James. Your line is open.

<Q - **Darren Horowitz**>: Good morning, Rich. Congratulations on the announcement.

<A - **Richard D. Kinder**>: Thank you, Darren.

<Q - **Darren Horowitz**>: Couple quick questions for you. The first, as it relates to the monetizations of the E&P assets, any thoughts on valuation, given the [ph] foreign (09:13) commodities curve and possibly a higher risk premium applied to monetizing the proved and probable reserves at EP?

<A - **Richard D. Kinder**>: Well, we obviously looked at that very, very carefully, and had a lot of experts assisting us in looking at it, and we obviously want to get the highest price we can for it. So not very interested in going into the range of what we expect to get at this point in time, given the fact that we probably have a couple hundred people on this line, but we do have a range in mind, and we expect to be at least at the midpoint of that range, and that's what's baked into our model.

Bloomberg Transcript

Page 3 of 21

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

<Q - **Darren Horowitz**>: Okay. And what level of debt, Rich, is associated with those assets of that spin-out?

<A - **C. Park Shaper**>: [ph] Again – (10:01) this is Park. There's very little debt associated with the E&P assets, and depending upon in what form they're sold, whether they're sold as an entire package or whether they're broken into smaller packages, there may be a little bit of debt goes with it, or maybe no debt goes with it and we use the proceeds to pay down, again, just the small amount of debt that's associated with it now. Doug, is all of that correct?

<A - **Douglas L. Foshee**>: Yes, that's correct. The only thing I'd add is that we have, since we announced that we were going to separate our two businesses back in May, put a tremendous amount of effort in getting the E&P business ready to be a standalone business. And, in essence, now we just divert our attention away from a tax-free spin and toward a successful sale, and I'm highly confident we're going to get that done.

<Q - **Darren Horowitz**>: Rich, last question for me – when you consider all the organic pipeline growth ops across the pro forma asset chain, does this change the way that you view the CO2 business, and more importantly, the way that you view capital allocation?

<A - **Richard D. Kinder**>: No, I think our CO2 business is very successful, has a return on investment in excess of 20%. That investment's kind of beginning to decline now as we've moved along at SACROC, but certainly we still think that's a very viable business, and we'll continue to allocate capital in the most expeditious way possible.

We are very excited about the opportunities that this footprint gives us, though, and I think – and you've heard me say this before – we've never been a believer in size for size's sake, but the advantage of being large, if you have a big footprint, whether it's in pipelines or terminals, is it gives you the opportunity to do expansions and extensions and tuck-in acquisitions. [ph] You look (11:59), for example, at what the Tennessee pipeline will be able to do coming out of the Marcellus, which Doug and his team have already put in motion, that's going to be some great opportunities. We think there are great opportunities in the Southeast in Florida, so just a lot of opportunities.

And one thing on the E&P sale, of course, as we said in the release, but I would remind you again that we'll have NOLs that we believe will cover the taxes on that sale, so we'll be able to take the gross proceeds from that sale and use them to apply to the acquisition debt and pay off a huge chunk of the acquisition debt at that time.

<Q - **Darren Horowitz**>: Right. I appreciate the color. Thanks, Rich.

<A - **Richard D. Kinder**>: Thank you.

Operator

Bradley Olsen, Tudor Pickering Holt, you may ask your question.

<Q - **Brad Olsen**>: Hi. Good morning, Rich.

<A - **Richard D. Kinder**>: Good morning.

<Q - **Brad Olsen**>: So, first off, as far as El Paso's assets, very strong footprint in the Northeast and the Southeast. So far, on the El Paso side, they have mostly focused on building out the long haul pipeline franchise. As you look forward, given your business diversity, do you see the El Paso assets as perhaps giving you the ability to build out gathering and processing assets or other complementary assets in the Northeast around the TGP assets or in the Southeast around SNG and Florida Gas?

<A - **Richard D. Kinder**>: Well, we would certainly look at all those things. And it's pretty early in the game to predict exactly how we did, but as you know, we've – in the Eagle Ford, through a couple of joint ventures, we're doing a lot of gathering; and then the Haynesville, of course, KinderHawk is the largest gatherer in the Haynesville. So we think there may be some upstream opportunities like that. We'll just continue to look at the whole system, but I just think enormous opportunities. As someone once said, big pipes get bigger, and I think that's what we'll have here, that we'll just have enormous opportunities with this footprint.

Page 4 of 21

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

<Q - **Brad Olsen**>: And so when you think about the underlying MLP forecasting an increase in the growth rate from 5% to 7%, is that really just looking at the expected kind of G&A synergies, as well as just accretion from the drop-downs? That doesn't include kind of business opportunities that might arise as a result of this transaction?

<A - **Richard D. Kinder**>: Park?

<A - **C. Park Shaper**>: Yeah, in our projections, we do have some expectations for continued expansion CapEx opportunities, but most of the benefit is really the middle point that you made, which is the accretion from drop-downs is most of the uplift from 5% to 7%. We do get a little bit of a benefit in the cost savings and synergies that are incorporated into the model and a little bit of a benefit from expected expansion CapEx opportunities. But in general, as we look forward, we count and include in our model the projects that we already know we're going to execute on, and then we'll include a little bit of unidentified, but typically the unidentified amounts are lower than what we've realized historically because we're just conservative around what we don't yet know.

If we look at the opportunities set and what's likely to happen, we're likely to find more opportunities than what we have historically, and hopefully as we go forward and specifically identify those projects, our expansion capital opportunities are actually greater than what they have been.

<Q - **Brad Olsen**>: Okay. And I guess I was kind of interested by the fact that you guys are putting more of an emphasis on using KMR as a currency to pay for some of these drop-down transactions. I guess, given the fact that recently KMR has traded at a fairly wide discount to KMP, how do you think about the fact that paying with more KMR reduces the accretion on those transactions? Do you think that there's something you might do before these drop-downs take place to close that KMR gap and therefore kind of reduce the discount involved with paying in KMR units, or do you just think the market will take care of that on the back of this acquisition?

<A - **Richard D. Kinder**>: I think the market will take care of that. Over time, we're going to create a lot more liquidity in KMR, obviously. And we're not going to use it for all of the equity portion funding the drop-downs, but we will use it for part of it, and I think that's a conservative assumption. [ph] You'd (16:32) assume that it continues trading at a discount to KMP, and we'll just see where that comes out, but certainly, we think this transaction and what's going to happen with the drop-downs will close that gap over a period of time.

<A - **C. Park Shaper**>: Yeah, and the right way to think about it is we have modeled that a portion of the equity raise to fund the drop-downs will be KMR, and we've modeled it with KMR trading at a discount to KMP. What that means is, if either we modeled it solely using KMP issuance or if the discount to KMP is lower than what we have in the model, then the accretion that KMP realizes would be greater than what we have in the model, so that would be a positive.

Now, the reason that we've done it is we believe that this has the potential to transform KMP and KMR along the lines of what Rich mentioned earlier. As we issue more KMR, the quarterly dividends go up. The cash that we're retaining to support those dividends goes up. That reduces our need to issue additional equity in the [ph] public (17:43), and that is a positive for KMP as a whole. In addition, you potentially get to a point where you're retaining more cash than you need to fund your investment program, to fund the equity portion of your investment program, and that excess cash you can use to repurchase KMR in the market. And what that means is you have a positive pressure on the KMR price, which would help to close that gap, as well.

Now, as we've said many times in the past, we don't believe that there's a fundamental reason why KMR trades at a discount. We have included that discount in our projections and in our model and in the accretion that's here, but we certainly hope that that discount collapses, and then this transaction and the drop-downs are even more positive than what's reflected in these assumptions.

<Q - **Brad Olsen**>: Okay, great. And just one last one, as far as the E&P assets go, I'm sure there are prices at which you would probably refrain from selling the E&P assets if the market kind of experiences some more volatility. But is there any kind of thought process around not just continuing the IPO process as possibly giving yourself another out in terms of spinning off those E&P assets as you go forward?

Page 5 of 21

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

final
Bloomberg Transcript

<A - **Richard D. Kinder**>: We don't anticipate that. We would anticipate that we will sell it for cash to third parties, and our preference would obviously be to sell it as a whole. If that's not the case, if we can realize more by breaking it into pieces, it readily lends itself to that. It has some very good positions in various of the shale plays, for example, that could be separated out. I think they have a great management team. Brent Smolik and his team have done a fine job. And as, I think, Doug was saying earlier, they were already positioned on a trajectory to be a separate company, and so that's what we're rechanneling that energy, we hope, into a sale process.

<Q - **Brad Olsen**>: Well, thanks for taking the questions, and congrats on the deal.

<A - **Richard D. Kinder**>: Thank you.

Operator

Our next question comes from Gabe Moreen, Bank of America Merrill Lynch. Your line is open.

<A - **Richard D. Kinder**>: Hey, Gabe. How are you doing this morning?

<Q - **Gabe P. Moreen**>: Hey, Rich. How are you? I guess there's no Southern Union questions on this call, huh?

<A - **Richard D. Kinder**>: You feel free, Gabe. Go ahead.

<Q - **Gabe P. Moreen**>: No, I'm sorry. I think I'll pass on that one. So wanted to follow up on Brad's question on the $350 million cost savings, I know you mentioned it was conservative in your presentation. Just wondering kind of when you think you can realize that by; maybe a little more granularity whether that's coming from OpEx, maintenance CapEx, G&A; and whether, finally, that's going to be something at the KMP level entirely, or is that also at the KMI level, and if there's a split between the two?

<A - **Richard D. Kinder**>: Well, I think, to answer the last part of the question first, obviously, as these assets get dropped down, whatever the cost savings are we'll attach to those assets. So wherever they reside, we'll get the benefit. Now, in both cases, whether it's KMP or EPB, after [ph] the drop-down (20:58), part of that comes back to KMI, so ultimately KMI gets a large portion of the benefits, but...

<A - **C. Park Shaper**>: Yeah, and I'm sorry, Rich, just to clarify, and so, Gabe, those benefits will be realized, not just KMI, KMP, but also at EPB.

<A - **Richard D. Kinder**>: Right.

<A - **C. Park Shaper**>: And some of that will happen immediately at all three entities, and some of it will be associated with the drop-downs.

<A - **Richard D. Kinder**>: Yes. But we do think, to put that in perspective, $350 million sounds like a lot of money, but whenever you put big companies together, I think you find a lot of opportunities to improve efficiencies and take advantage of the scalability of the enterprise. And this is not the first rodeo we've done. Going all the way back to when we brought Santa Fe Pacific, actually closed at the beginning of '98, we took about 11%, I think, out of that combined cost structure, 11% of EBITDA. When we did the KN Energy merger in 1999, I think we took about 8% out. So this represents about 5% of the combined EBITDA of the two companies, so it's less than we have done in prior mergers. And again, we think we will start immediately with integration teams, staffed by people from both companies, working together to identify what's the most effective way to achieve these efficiencies, and we're very confident we can get them.

<Q - **Gabe P. Moreen**>: Great. And then my second question, and it relates to the NOLs, and I know you'd mentioned no expectation of tax leakage around any E&P sale, but the way this is structured – part equity, part cash – just wondering on future drop-downs to KMP and to EPB, what's your modeling or expectations for tax leakage around future pipeline drop-downs.

<A - **Richard D. Kinder**>: Park?

Bloomberg
Page 6 of 21

final

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

<A - **C. Park Shaper**>: Yeah, we expect to do that on essentially a levered disposition basis so that it won't be immediately taxable, but essentially tax-deferred, and that tax will come back to us over time.

<Q - **Gabe P. Moreen**>: Okay, so it's fair to assume it will be pretty efficient, if you do it over time? Okay.

<A - **C. Park Shaper**>: Yes.

<Q - **Gabe P. Moreen**>: Great. That's all I had. Thanks very much.

<A - **Richard D. Kinder**>: Thank you, Gabe.

Operator

Our next question comes from Stephen Maresca, Morgan Stanley. Your line is open.

<Q - **Stephen J. Maresca**>: Hey, good morning, everybody.

<A - **Richard D. Kinder**>: Good morning.

<Q - **Stephen J. Maresca**>: And congratulations to everyone...

<A - **Richard D. Kinder**>: Thank you.

<Q - **Stephen J. Maresca**>: ...both Rich and Doug and teams. My first question is for you, Rich. You're going through with the E&P sale. I guess my question is why not – with the spin seemingly so close for El Paso, was there consideration and why not wait until the spin was done, and then you could just have El Paso in the pipes and not have to deal with the potential risk of selling the E&P business?

<A - **Richard D. Kinder**>: Well, I think we liked the company as a whole, and this was an opportune time to do it, and so we went ahead. We were willing to take on the issue and time and effort of selling off the E&P assets.

<Q - **Stephen J. Maresca**>: Okay. Secondly, on the drop-downs, you mentioned, Rich, them being more expeditious now. I guess two things – one, how quickly do you think things will ramp up? EP had been selling at quite a steady clip into EPB. Do you think it will be even faster or bigger than that? And then as a subset to that, how are you going to decide what goes into potentially KMP versus EPB and how you manage that conflict?

<A - **Richard D. Kinder**>: Yeah, good question. First of all, the speed of the drop-downs, as I said earlier, will be increased because we now have two MLPs out there, and then KMP, we have a much larger MLP with access to capital markets, can do more capital-raising on the equity side. But we would continue to drop significant assets to EPB, as we drop them to KMP, and having the two MLPs out there, we think, will work very well together. We haven't gone through all the details on how we separate it, and of course we're not the only company to have more than one MLP managed by the same general partner.

But just in the broadest terms, our thinking is that, obviously, to the extent EPB has certain pipeline assets, the opportunities to grow those assets, extend them, do tuck-in acquisitions would be done at EPB. To the extent that KMP has pipeline assets, it's the same thing. When those assets get expanded or extended, are there acquisitions associated with them, that would be at KMP, and we think that's a pretty clear divider, And again, when you look at the map and you see this geographic scope, you can see that it's pretty easy to put these into discrete MLPs. You can have one asset, Tennessee, in one MLP, Citrus and another, El Paso Natural Gas in one or the other, so on and so forth, and they're pretty discrete in those terms.

<Q - **Stephen J. Maresca**>: Okay.

<A>: The only think I'd add, with respect to pace – and this is in the press release – we expect we'll be done with all of the drop-downs by 2015. And that is important because we want KMI to be a pure GP, and by 2015, our expectation is that KMI is back to essentially a GP plus the LP units and KMR shares that it owns.

Bloomberg Transcript

Bloomberg

Page 7 of 21

final

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

<Q - **Stephen J. Maresca**>: Okay. Thanks. And my final question would be a little bit more for Doug, and I'm not sure how much you can say, Doug, but just can you walk us through, if there were other considerations out there, how you thought about this? You were pretty close to kind of, I think, unlocking value with the spin-off, and were there other considerations that you looked at other than this one?

<A - **Douglas L. Foshee**>: Yeah, up until about the end of August, that was 100% of our focus. I think there's a saying that is opportunity only knocks when you're ready, and so that changed toward the end of August, but our analysis was pretty simple. We thought we knew what we had in terms of a value proposition for our shareholders with the separation, and the question was whether the transaction being offered, from the point of view of our shareholders, was better than that. And I think, as I said to our shareholders in May, when we looked at all the information on the separation, in the end the answer was actually pretty clear, and so we were quite enthusiastic about making that recommendation to our board. The same thing happened yesterday morning, and management unanimously recommended this transaction and the board unanimously approved.

<Q - **Stephen J. Maresca**>: Okay. Thanks a lot, everybody, and congrats again.

<A - **Richard D. Kinder**>: Okay, Steve, thank you.

Operator

Our next question comes from Harry Mateer, Barclays Capital. Your line is open.

<A - **Richard D. Kinder**>: Hi, Harry.

<Q - **Harry Mateer**>: Hi, good morning guys. So a couple questions for you. I guess first maybe, Park, you can comment just on, first of all, with the E&P asset sale, what is the debt that gets repaid? Is that the acquisition financing off of KMI? And then related to that, can you just talk a little bit about what happens at the El Paso Corp. box and those bonds beyond any details you gave on slide 13?

<A - **C. Park Shaper**>: Sure, and you are right that, with the cash raise in the E&P sale, that will go initially towards repaying the acquisition debt. And with the remaining EP debt, some of that is associated with pipelines and would move with those pipelines down to either KMP or EPB. The remainder we would expect to pay off with proceeds from the drop-down transactions.

<Q - **Harry Mateer**>: Okay. And then in terms of the acquisition financing, can you give us a little bit more color in terms of how it's structured – secured, unsecured? Is it a bridge facility, and what is the maturity of the bank debt?

<A - **C. Park Shaper**>: Well, it is a combination of those things that you mentioned. It is fully underwritten by Barclays at this point. It's likely to be syndicated to some other banks, and those terms we will work out as we go through this process. We have a set of terms with Barclays right now that, again, gives us the full financing, and we'll continue to work on that through the syndication process. Doug, anything you'd add to that?

<A - **Douglas L. Foshee**>: No, I think that's the right approach. As far as the debt itself, it's going to be secured, senior secured debt [ph] up at the entity that has the same – (30:02) the KMI debt currently in place.

<Q - **Harry Mateer**>: Okay, so the new acquisition bank debt, at least at the outset, will be carried structurally with the existing KMI bonds. Is that right?

<A - **C. Park Shaper**>: That is correct.

<A - **Richard D. Kinder**>: That's correct.

<A - **Douglas L. Foshee**>: That is correct.

<Q - **Harry Mateer**>: Okay. And then just my last question – can you just talk about credit ratings at all these entities, I guess specifically KMP and EPB, what your expectations are there?

Bloomberg Transcript

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Page 8 of 21

final

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

<A - **C. Park Shaper**>: Go ahead, David.

<A - **David D. Kinder**>: I guess the way that I'd say it is we've talked to the agencies just recently in that regard. I think they're going to go through their process and will put their releases out, I would assume, shortly, but obviously that's in their control. We feel like this is a good transaction for both the MLPs in that regard and for the parent entities, as well as for El Paso Corp. They have to make their own decision on that, and I think that will come out, again, here in the next day or two.

<A - **C. Park Shaper**>: And we put some of this in the release at a very high level, but especially from an EPB and a KMP perspective, I think this has got to be a positive.

<Q - **Harry Mateer**>: Okay. So is it fair to say that the goal is investment-grade ratings at not only KMP, but EPB as well?

<A - **C. Park Shaper**>: Yes.

<A - **David D. Kinder**>: Yes.

<Q - **Harry Mateer**>: Okay, great. Thanks, guys.

Operator

Yves Siegel, Credit Suisse, your line is open.

<A - **Richard D. Kinder**>: Hey, Yves. How are you doing?

<Q - **Yves Siegel**>: I'm great. Thanks. Good morning, everybody. Just on that line of questioning, the leverage ratio at KMP is going to be pretty darn low, below 3.5. What's the rationale there for setting that as the ratio?

<A - **C. Park Shaper**>: I think we do have a fair amount of flexibility at that level. If you contrast KMP with EPB, EPB does have almost purely fee-based revenues, and so it is a very, very stable cash flow stream. We do have not a lot of cash flow volatility at KMP, but a little bit more than what you see at EPB, and so we would expect that we would run it at a slightly lower leverage ratio, and I think that's what you see. Now, the 3.3 times I think is a very conservative level for KMP, given the strength of its assets.

<Q - **Yves Siegel**>: And if I could just follow up with that, any sort of dispositions at KMP? Clearly, this enhances, I think, the cash flow stability at KMP. Any thoughts on perhaps dispositions as well?

<A - **Richard D. Kinder**>: No, Yves. We think we will move forward. We have a great portfolio of assets there, and what we will be doing is adding to it. Today, the whole KMP structure, if you put the products pipelines with the natural gas pipelines, is 58% or so, and it obviously moves up substantially, approaching 70%, will be from those two pipeline sets. So it lessens any issues anybody may have with the CO2, which, as I said, performs very well. So we think we're improving the stability of the cash flows at KMP. But we like that mix. It's been a great growth machine for us over the years, and we would intend to keep it going.

<A - **C. Park Shaper**>: And, Yves – and I don't know if this is exactly what you're getting at, but we did get this question essentially offline and the request that we answer it online, so I'm happy to do so. [ph] And there was a lease (33:52) question around, since we're selling El Paso's E&P, whether we would be selling SACROC and Yates in conjunction with that, and the answer is no. As Rich said, we like our investment in SACROC and Yates. We earn great returns there. We believe we will continue to do so. We believe those fields offer tremendous opportunity for us.

The reason we're there is because of our CO2 expertise, and that's really what we're focused on. And so I think the CO2 business, again, will offer us tremendous opportunities to continue to earn great returns at SACROC and Yates. And I think people shouldn't ignore the opportunity on the S&T business, sales and transportation business on the CO2 side. With the oil prices where they are and the tremendous interest in domestic oilfields, we believe there's going to be

Bloomberg Transcript

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Page 9 of 21

final

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

tremendous growth opportunity in our base CO2 business as well.

<Q - **Yves Siegel**>: Got it. Thanks, guys, and best of luck.

<A - **Richard D. Kinder**>: Okay. Thank you.

Operator

Faisel Khan, Citigroup, you may ask your question.

<Q - **Faisel H. Khan**>: Thanks. Good morning.

<A - **Richard D. Kinder**>: Good morning. How are you doing?

<Q - **Faisel H. Khan**>: All right. How are you doing?

<A - **Richard D. Kinder**>: Good.

<Q - **Faisel H. Khan**>: Okay. On some of the potential anti-trust issues, you guys will control a significant amount of pipeline capacity out of the Rockies. Do think you'll be able to hold onto all the pipes that both you and El Paso control today?

<A - **Richard D. Kinder**>: Well, that is the only area where there's any overlap on the systems, and we'll just work with the regulator on that. We don't think it's a significant problem, but we'll have to get into that and work with the regulator. And we don't anticipate any issues with getting this deal approved, but that is the one area of overlap.

<A - **C. Park Shaper**>: And the other thing just to keep in mind is all of these assets are already regulated from a price perspective.

<Q - **Faisel H. Khan**>: Okay, fair enough. And then on your slide 13 where you walk through the leverage metrics at KMI, KMP, and EPB, do the consolidated credit metrics you guys have put for KMI, the 4.7 times for 2012, does that include the bridge financing and the potential sale of the E&P assets, or how is that number being calculated?

<A - **C. Park Shaper**>: Right, that's essentially a number for year-end 2012, and it's essentially assuming that the sale of E&P has already taken place.

<Q - **Faisel H. Khan**>: Okay, and it's pro forma for the bridge financing too?

<A - **C. Park Shaper**>: It is. It's pro forma for the acquisition debt and then the sale of E&P, and so those things would have already happened, and that's where we expect we'd be at the end of 2012. Of course, there are also some drop-down transactions assumed to have occurred by then as well.

<Q - **Faisel H. Khan**>: Okay. So does it assume that there will still be debt left on the bridge financing, or will it be completely paid off by then?

<A - **C. Park Shaper**>: Yeah, there will still be some remaining acquisition debt, I think it is the right way to say it, at that time.

<Q - **Faisel H. Khan**>: Okay. And just going back to your last comments on the E&P business, and specifically SACROC and Yates, could you execute a transaction where you could swap out just the oil-producing assets, like SACROC and Yates, into El Paso and then spin off or IPO the entire E&P portfolio, and that way leave the S&T business down at KMP and have a more streamlined sort of fee-producing non-commodity-based sort of business at KMP? Is that something you guys ever thought about? Or how do you think about that, given that you have this E&P business now to potentially sort of monetize in that sort of manner?

<A - **Richard D. Kinder**>: Well, again, I think referring to it as an E&P business is a little bit of a misnomer. As we said so many times, we're not really an E&P company. We have, we think, probably the best CO2 team in the business.

Bloomberg Transcript

Bloomberg

Page 10 of 21

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

They all came over from Shell in 2001, and the whole senior team is still with us. And we've done a very good job of finding- we got into the business as a transporter, and we're the largest transporter of CO_2. And we found, now, three fields that made sense to go ahead and flood, that weren't being flooded, and we've gone ahead and done that and produced very good results. So it's sort of a niche business for us, and again, we don't think about what it as a pure E&P play, and we're happy with it and intend to keep it at KMP.

<Q - **Faisel H. Khan**>: Okay, great. Thanks for the time. I appreciate it.

<A - **Richard D. Kinder**>: Uh-huh.

Operator

Carl Kirst, BMO Capital, please ask your question.

<A - **Richard D. Kinder**>: Hey, Carl. How are you this morning?

<Q - **Carl L. Kirst**>: [ph] Thanks. Fine (38:34). All of my questions have been ticked, so I'm going to leave it with hearty congratulations to both [ph] teams (38:40).

<A - **Richard D. Kinder**>: Okay. Thank you, Carl. Best question of the morning.

Operator

Elvira Scotto, RBC Capital Markets, please ask your question.

<A - **Richard D. Kinder**>: Good morning.

<A - **Elvira Scotto**>: Yes, hi. Good morning. Most of mine have been asked. I just wanted to follow up on EPB, though. So when you looked at this transaction initially, was there ever a thought of just also acquiring EPB, or was the thought specifically that by having the two MLPs, you'd be able to drop down faster or bigger assets? And then the second part of that, so when we think about the drop-downs, are we thinking about a greater number of drop-downs per the year, or similar to what EP was doing but just larger in scale?

<A - **Richard D. Kinder**>: Well, I think it's – we'll just see exactly what the markets are with regard to the MLP equity situation, but we would think we could move faster, that we could expedite those dropdowns. And, yeah, I think having two MLPs out there, particularly when the MLP being added has enterprise value of the size of KMP and the equity value that it does, it just gives us a lot more opportunity to get those assets down more quickly, and as Park was saying, that's our intent.

Now, again, at some point in time, if it made sense to combine the two MLPs, we might do that. Again, they both have independent directors, and they would have to evaluate on behalf of their limited partners whether that made sense to do, and only if it made sense for both of those, would we do it. In the meantime, we're perfectly happy with having the two MLPs outstanding.

<A - **Elvira Scotto**>: Thanks, Rich. That's all I had.

<A - **Richard D. Kinder**>: Okay.

Operator

Kelly Krenger, Banc of America Merrill Lynch, please ask your question.

<A - **Richard D. Kinder**>: Kelly, how are you doing?

Bloomberg Transcript final
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Page 11 of 21

final

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

<Q - **Kelly J. Krenger**>: I'm doing real well. Thank you. Thanks for taking my questions. Just to follow up on an earlier question regarding the outstanding El Paso Corp., I guess, box and debt, I just want to make sure that I have this clear. So El Paso Corp. will remain outstanding as a separate, I guess, intermediate holding company within the whole structure, presumably somewhere below KMI?

<A - **C. Park Shaper**>: Yes, that's correct.

<Q - **Kelly J. Krenger**>: And then as assets are sold out of El Paso Corp. to EPB or KMP, then proceeds will be used to pay down the remaining debt at El Paso Corp., and presumably some of the debt at KMI? Is that also – is that...?

<A - **C. Park Shaper**>: Yes, it will be a combination.

<Q - **Kelly J. Krenger**>: Okay. Any thought about the – I know you talked about KMP and EBP, but any thought about the ratings at KMI, or El Paso Corp., for that matter, or kind of where you ultimately want those?

<A - **C. Park Shaper**>: We believe that it will be a positive for those entities, as well, and that is weighed out on page 13 of the presentation, and it's available on our website. Now, as David mentioned, we've had some preliminary discussions with the rating agencies. We're giving them more information. We'll probably spend a little bit more time with them. And so they will need some time to get their hands around the transaction, and they will be eager to see us execute on our plans. But we believe we have a pretty clear path towards really strengthening, at all of these entities, from a balance sheet perspective, and so we believe it should be a positive. Doug, anything you'd add to that?

<A - **Douglas L. Foshee**>: No. I think that all makes sense, Park.

<Q - **Kelly J. Krenger**>: Okay. And then I guess one last – well, that's fine. I may follow up with you later, but thank you for taking my question.

<A - **Richard D. Kinder**>: Okay.

Operator

Ross Payne, Wells Fargo, you may ask your question.

<A - **Richard D. Kinder**>: Hey, Ross. How are you doing this morning?

<Q - **S. Ross Payne**>: How are you doing, guys? Congratulations on this big transaction.

<A - **Richard D. Kinder**>: Thank you.

<Q - **S. Ross Payne**>: Basically is sounds like KMP has expectations that you guys are going to keep your rating where it is. It looks like it's going to be a positive, but in the long term is it fair to say you guys think you'll keep the current rating levels on KMP bonds?

<A - **Richard D. Kinder**>: Yeah, I think, and we think there are positive aspects of this transaction, and at the very least, it should be – KMP should not be in any way negatively affected. And again, on all the drop-downs, as we've have said, we anticipate financing them like we always have, which is 50% equity, 50% debt, so we can't see that there are any negatives. We think the positives are that we'll be dropping down very solid fee-based assets that will even improve the cash flow stability of KMP, so we think it's a positive, but it's certainly in no way a negative. We're not leveraging up KMP in any way whatsoever, nor EPB.

<Q - **S. Ross Payne**>: Right, right. Thanks, Rich. And finally, too, on the NOLs, can you talk about roughly how much you have there to use for some of these tax-efficient drop-downs?

<A - **C. Park Shaper**>: I think the latest disclosure from El Paso would have been the 10-K, and is around [ph] $3 billion (43:50)?

<A - **Douglas L. Foshee**>: [ph] $3 billion (43:51).

Bloomberg Transcript

Bloomberg

Page 12 of 21

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

<Q - **S. Ross Payne**>: Okay, great. Thanks, guys. That's it for me.

<A - **Richard D. Kinder**>: Okay.

Operator

[ph] Zack Howe, Knight Capital (43:59), please ask your question.

<Q>: Yeah, good morning guys. Most of my questions have been answered, but I'm just trying to figure out why this is a good transaction for EPB. Earlier, they were going to be the primary beneficiaries of all the El Paso pipelines, but now it seems KMI is going to be the primary beneficiary simply because it has a lower cost of capital and more access to the market. So it seems like EPB's growth rate is going to be much slower going forward, and they're going to be further away from investment-grade ratings, and that I believe you disagree with. Can you tell us why?

<A - **C. Park Shaper**>: Yes, and especially if you're just talking about the debt side, I think that EPB's credit profile will strengthen as it continues to acquire very stable fee-based cash flows in a reasonable manner, using a combination of equity and debt. And EPB will also benefit by being a part of a family of entities that will have a stronger credit profile overall as a result of the transactions that we've laid out here, one of which is the sale of E&P for cash up above. And so, again, from a credit perspective, I think that's a benefit for EPB as well. From an equity perspective, I think that EPB will continue to benefit, again, from drop-down transactions done at very accretive multiples, and that will lead to very nice growth in the distributions at EPB.

<Q>: Would you be surprised if rating agencies came out and put a negative outlook on KMI or KMP or EPB?

<A - **C. Park Shaper**>: Well...

<Q>: [indiscernible] (45:37) I guess you're saying you're very positive, but what happens in the next 12 months? Would you be surprised if they put out a negative outlook on any of the three entities?

<A - **C. Park Shaper**>: Let me say they do their own analysis, and by no means are we speaking for the rating agencies. Absolutely, we'll work with them. We'll provide them the information that they need, but we believe that these transactions are positive for all of these entities.

<Q>: And a last question, if the CO2 business is as accretive and as nice as you say, why haven't you guys made any acquisition in the CO2 business? You probably can buy E&P CO2 assets at 5, 6 multiple, as opposed to buying pipeline assets for 12, 13 multiples.

<A - **Richard D. Kinder**>: Well, again, we have made acquisitions over the years. We bought, first of all, the SACROC unit, and then we bought 50% of the Yates unit from Marathon, and then we recently bought up the Katz unit, which is our newest flood area. So we have made acquisitions. We obviously, the way we allocate capital around here, demand a higher return, north of 20%, on an unlevered basis for assets in the E&P part of the CO2 business.

So it doesn't – not every asset that may be out there fits our pistol, but we've done very well with what we have acquired. And again, I would emphasize the real guts of the CO2 business is what we're good at, which is the pipeline business, and today we move about 1.3 billion cubic feet a day of CO2 out of the Southwest Colorado fields that we and Exxon own down to the Permian Basin, and that's about 75% or 80% of all the CO2 consumed in the Permian.

We believe, as we've said publically, that the opportunity is to increase that by perhaps another 300 million cubic feet a day or so, which would all be under long-term contracts with major producing entities in the basin. The demand for CO2 is the best it's been in the 10 years we've been out there. So we see a lot of growth on the S&T side, which is just a pipeline arrangement that we have with the various users of CO2 in the Permian Basin. So it's very much an integrated operation to the CO2 transportation business.

<A - **C. Park Shaper**>: And, Rich, if I can just augment that, and really just at a high level, as Rich said, if we're going to take exposure to commodity prices, then we demand a higher return. We were able to buy assets in the past on that

Bloomberg Transcript final
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Page 13 of 21

final

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

basis and have done very well with them. At this point in time, though, knowledge, familiarity, and willing to take on CO2 projects has increased, and that means we are less able to buy those types of properties at the prices that we were before when we had the CO2 knowledge and fewer other people did. But the other thing that it means is, as there are more people out there CO2 playing, that is a huge positive for our base CO2 sales and transportation business, and so that's just the way that this market has moved and really has moved in our favor.

<Q>: Thank you. I just have one quick one. I apologize. You talked about your balance sheet, what it would look like at the end of 2013, and you made an assumption for E&P. Can you share with, in order to get these multiples, what do you think you'll get for the E&P assets?

<A - **Richard D. Kinder**>: No, as I've said earlier, we probably have a couple hundred people on this call, and we're obviously not going to put out there what we expect to get. We have what we think is a very fair and conservative price built into the model, and we're obviously going to seek to get as much as we can, and these are very valuable assets located in very good basins.

<Q>: Thank you.

<A - **Richard D. Kinder**>: Uh-huh.

Operator

Craig Shere, Tuohy Brothers, please ask your question.

<Q - **Craig K. Shere**>: Hi. Congratulations, guys.

<A - **Richard D. Kinder**>: Thank you.

<Q - **Craig K. Shere**>: It looks like a very good transaction.

<A - **Richard D. Kinder**>: Good.

<Q - **Craig K. Shere**>: And special thoughts to Doug; you've really carried El Paso quite far since you took over the helm, and there was a time it was the [ph] Rodney Danger of the Field (49:58) of the industry in E&P, and [ph] for you (50:02) those days are long ago. It's really come around full circle. Congratulations.

<A - **Richard D. Kinder**>: Well, I couldn't agree with you more. He's done a stupendous job moving this company forward.

<A - **Douglas L. Foshee**>: Thank you, Craig. Rodney Dangerfield I hadn't heard before that, but [ph] I'm going to steal that line (50:17). I'm going to file that one away.

<Q - **Craig K. Shere**>: Just two quick follow-up questions. One off Gabe's question – I think he asked about where the synergies are coming from, the $350 million, and also the timing of it, and I don't know if the timing was specifically answered, but there was a statement made that some is associated with the drop-downs, which kind of made me think that, well, maybe it might take two or three years to realize all that. So I wonder if you could comment on that. And then I had another quick question.

<A - **C. Park Shaper**>: Yes, and I'm sorry. I made that statement. I'm sorry if it wasn't clear. Really, what I meant by that is we were talking about the fact that KMP and EPB will realize those synergies, some of those benefits. Now, of course, they won't realize that those savings associated with pipes that they don't own until or unless those pipes are sold from KMI down to those MLPs, and so that's really all I was saying there. If you're just looking at KMP or EPB and you're looking at the savings that they will realize, those savings will change over time as the drop-downs occur.

<Q - **Craig K. Shere**>: But, I'm sorry – to have the aggregate savings across all the companies, is it that the $350 million is realized very quickly, and just carries with any drop-downs to the MLP affiliates, or is that you need to drop down to the MLP affiliates to get operational synergies among pipes that would then be owned and operated directly by

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Page 14 of 21

Bloomberg Transcript final

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

them?

<A - **C. Park Shaper**>: No, it's the former because, of course, the general partner operates all of the assets, and so from the beginning, the operations will all be consolidated, and the savings will be realized from the beginning.

<Q - **Craig K. Shere**>: Okay, great. And just one more follow-up – Rich, I think in response to one of the questions, you rightly said, we'll see what the market offers in terms of MLP equity situation. Clearly, you all have, on a combined entity, much more fire power than El Paso alone in terms of drop-down choices, but in the last two years we have had some turmoil in terms of liquidity in the markets, scares. I remember years back, I think it was '94, the Fed actually raised rates six times. We're not going to stay at 0% forever. So can you comment about your thoughts on the ability to execute this complete drop-down plan over the next three to four years and maybe the risk of some market hiccups in between?

<A - **Richard D. Kinder**>: Well, let me just say, again, the proof is in what happens and what has happened in the past, and at KMP, we have raised equity through every kind of market. We had an equity offering in December of 2008 when the market was obviously just on its butt. And we will continue to be able to do that, and we've done it for 15 years now. We have financed, half equity, half debt, about $23 billion worth of assets at KMP over the last 15 years. We started out, when Bill and I formed this, as a $300 million company, so we have grown it and continued to finance it in a very conservative fashion.

So, sure, there could be hiccups and black swan events, but we believe, year in and year out, we have the ability to finance at KMP, and we believe EPB has the same ability. And we think having all this additional fire power, KMP has s market value in excess of $20 billion, and so the ability to finance acquisitions and drop-downs of this kind is very prevalent. And then we also have the KMR arrow in the quiver that allows us to issue KMR and retain that cash, and then utilizing that in the future. So we think it's very positive, and we think we certainly feel very comfortable about our ability to finance these things as the drop-downs occur.

<Q - **Craig K. Shere**>: Great. Thank you.

<A - **Richard D. Kinder**>: Uh-huh.

Operator

Our next question comes from Gary Stromberg, Barclays Capital. You may ask your question.

<A - **Richard D. Kinder**>: Hey, Gary. How are you?

<Q - **Gary W. Stromberg**>: Good morning, guys. Just a quick question. Page 13, you guys mentioned, a very helpful slide for bondholders, there's a footnote talking about El Paso HoldCo leverage getting to 4.5 times. What's the timing on getting there? Also, will there be debt remaining at El Paso once all the drop-downs are complete, I think you said by 2015?

<A - **C. Park Shaper**>: Yeah, the timing of getting to 4.5 will somewhat be a function of how the cash proceeds really from the drop-downs is allocated between what pays down debt at El Paso Corp. and what pays down acquisition debt, and that's really yet to be determined. But it will pass then fairly quickly, and really, we believe it's more appropriate to look at it on a total consolidated basis. And then your second question actually I think was even easier to answer, but now I've forgotten what it was.

<Q - **Gary W. Stromberg**>: Just will there be debt left at EP HoldCo...

<A - **C. Park Shaper**>: Right. There will not. Once all the drop-downs are done, there will not.

<Q - **Gary W. Stromberg**>: And will there be a merger of the two entities, you think, over time, EP and KMI?

<A - **C. Park Shaper**>: We'll have to figure that out yet. Right now, we don't plan on that, although I don't know that there's anything that would prevent that, and that's just something that we'll work out at the time. That's a number of

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Page 15 of 21

final
Bloomberg Transcript

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

years off.

<Q - **Gary W. Stromberg**>: Okay, great. Thank you very much.

<A - **C. Park Shaper**>: Uh-huh.

Operator

Our next question comes from Becca Followill, U.S. Capital Advisors. Please ask your question.

<A - **Richard D. Kinder**>: Good morning, Becca.

<Q - **Becca Followill**>: Good morning. Believe it or not, I still have a question; just two quick ones. Would you keep any of El Paso's E&P assets and blend them in with your existing business?

<A - **Richard D. Kinder**>: We do not intend to do that. We intend to sell all of the El Paso E&P assets.

<Q - **Becca Followill**>: Okay. Second, then to clarify, I know you've budgeted that KMR would be at a discount. Would you issue KMR units at a discount to KMP, use that as your source of equity, if it continued to trade at a discount?

<A - **Richard D. Kinder**>: Yes, we budgeted that in the model, and as Park pointed this out earlier, I think that's a very conservative modeling. We modeled it as if the discount continued, and still assume we would put a portion of that out as KMR. So to the extent that gap closes – and we believe it will, but to the extent the gap closes, that would be an upside to the way we've modeled this.

<Q - **Becca Followill**>: Okay, great. Thank you, guys.

<A - **Richard D. Kinder**>: Thank you, Becca.

Operator

Sachin Shah, Tullett Prebon, please ask your question.

<Q - **Sachin Shah**>: Hi. Just a follow-up, two things. You mentioned that you started negotiations end of August, so wasn't clear, but just wanted to clarify, was that just with KMI, or was that with other entities as well? So wasn't clear if that was just KMI. The second part is I do see a termination fee of $650 million for certain conditions that EP has to pay KMI. What's the termination fee for KMI for termination? Is it the same?

<A - **Richard D. Kinder**>: There is no [ph] reverse to the termination (58:01) fee in the merger agreement, and I'll let Doug answer. I was the suitor. I came to him on bended knee and made the offer at the end of August, and it took as about seven weeks to get this deal put together and get both boards to approve, but I'll let Doug comment on that.

<A - **Douglas L. Foshee**>: Sure. As Rich said, we started our discussions at the end of August, and so we, for most of the last seven weeks, have sort of been running down parallel tracks, making sure that we preserved the option to do what we had told our shareholders we were going to do back in May, which is the separation, and then working hard to see if there was a transaction between our two companies that made more sense for our shareholders than that. And as of yesterday morning, we approved just that.

<Q - **Sachin Shah**>: Okay. And just to clarify, why, again, isn't there a reverse termination fee here?

<A - **C. Park Shaper**>: There is not a reverse termination fee yet in the agreement.

<Q - **Sachin Shah**>: But the rationale for it?

<A - **C. Park Shaper**>: Because we decided it was better not to have one.

Bloomberg

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final

Bloomberg Transcript

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

<Q - **Sachin Shah**>: Okay. Thank you very much. Have a good day.

<A - **Richard D. Kinder**>: Thank you.

Operator

Kevin Smith, Raymond James.

<Q - **Kevin C. Smith**>: Hi. Good morning, gentlemen.

<A - **Richard D. Kinder**>: Hey, Kevin.

<Q - **Kevin C. Smith**>: Thank you for taking the question. At this point, is El Paso Pipeline Partners in a holding period until the EP/KMI transaction is complete, as far as for the drop-downs from EP?

<A - **C. Park Shaper**>: No.

<A - **Richard D. Kinder**>: No.

<Q - **Kevin C. Smith**>: Okay. Thank you. And then, lastly, as far as El Paso's organic growth pipeline initiatives, do you perceive any slowdown or changes or anything to the publicly announced projects?

<A - **Richard D. Kinder**>: No, we do not and – Doug, go ahead

<A - **Douglas L. Foshee**>: No, we've been fairly public about talking about the conclusion to an $8 billion backlog of organic projects. Most of those projects will be complete by the end of this year. But as you know, we continue to work to capture more organic growth opportunities, and that's going to continue right through the date that this transaction closes.

<A - **C. Park Shaper**>: Right. We all hope we find more opportunities for good projects.

<A - **Richard D. Kinder**>: Yep.

<Q - **Kevin C. Smith**>: Perfect. Thank you for time.

<A - **Richard D. Kinder**>: Uh-huh.

Operator

Steven Karpel, Credit Suisse, please ask your question.

<Q - **Steven Karpel**>: Hi. Good morning.

<A - **Richard D. Kinder**>: Good morning, Steven.

<Q - **Steven Karpel**>: Just some clarity, I wanted to make sure I understood that you talked about the committed loan. You said it was secured. What will it be secured by? Because I was unclear, you mentioned about the KMI bonds.

<A - **C. Park Shaper**>: Basically, it's going to have the same security package that the KMI bonds have. It's going to ratably secured. There will also be a security interest associated with the ownership interest in the stock of El Paso Corp. And just to clarify further, the intent at El Paso Corp., to just kind of cut through this, and obviously this would be conditioned on the merger occurring, is there's a senior secured credit facility in place at El Paso Corp. Our intent is to remove that facility and pay off at closing, so those bondholders will actually be in a better position than where they are currently are from a security package perspective at the EP Corp. level.

<Q - **Steven Karpel**>: As part of this facility, will any of the El Paso Corp. asset be pledged?

<A - **C. Park Shaper**>: It relates to the stock ownership that we have in El Paso Corp.

Bloomberg

Page 17 of 21

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

<Q - **Steven Karpel**>: So the loan will then we backed by the – will be secured, or directly by the equity or the ownership of El Paso Corp, as well as KMI in the stock?

<A - **C. Park Shaper**>: That's right. Again, that's right. It's the stock interest, though. Let's be clear. That's right.

<Q - **Steven Karpel**>: And the KMI bonds are secured by the stock today, is what you're saying?

<A - **C. Park Shaper**>: That's correct. That's correct. Those bands are ratably secured, just as our current KMI credit facility is as well.

<Q - **Steven Karpel**>: Right, so the KMI facility, the new facility, and the KMI bonds will all have the same security.

<A - **C. Park Shaper**>: That is correct.

<Q - **Steven Karpel**>: Thank you.

Operator

[ph] Ian McCullough (1:02:11), Morgan Stanley, please ask your question.

<Q>: Great. Thank you. Good morning.

<A - **Richard D. Kinder**>: Good morning. How are you doing?

<Q>: Pretty good. Yourself?

<A - **Richard D. Kinder**>: Good.

<Q>: Good. Could we see a drop-down of some of the pipeline assets, or at least an agreement, prior to close by next year?

<A - **Richard D. Kinder**>: Oh, yes, I think that there's a likelihood that El Paso will continue to drop down to EPB between now and the time of closing, and we would anticipate between now and the time of closing, we will get ready with a package to move into KMP also. So – I think we made this clear, but Doug and I are both very committed to making sure that we keep the interest of everybody, all our shareholders, in mind here, and the last thing we want to do is do anything to stop the progress on drop-downs and asset expansions that's going on at El Paso. And clearly, we're just going to move ahead in anticipation of the merger.

<Q>: That's great. So, theoretically, you can really accelerate not only the pay-down of the financing for the acquisition, but also the pay-down of EL Paso Corp. debt prior to close.

<A - **Richard D. Kinder**>: That's correct...

<A - **C. Park Shaper**>: Potentially, yes.

<A - **Richard D. Kinder**>: Potentially, yes.

<Q>: Okay. And once you end up doing that, paying off the EL Paso Corp. debt, would you end up just collapsing that box and doing away with EL Paso Corp altogether, and so you have a simplified structure, just KMI owning KMP and EPB?

<A - **C. Park Shaper**>: We might.

<Q>: Okay. Okay, great. Those were my only questions. Again, congratulations.

<A - **Richard D. Kinder**>: Thank you.

<Q>: Thank you.

Bloomberg Transcript final

Bloomberg

Page 18 of 21

final

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

Operator

Gregg Brody, JPMorgan Chase, your line is open.

<A - **Richard D. Kinder**>: Gregg, how are you doing this morning?

<Q - **Gregg W. Brody**>: Good, and congratulations to you guys on the transaction.

<A - **Richard D. Kinder**>: Thanks.

<Q - **Gregg W. Brody**>: Just to beat the EP questions to death on the debt, just the last question, I'm sorry if I missed this. Do you have any intentions of guaranteeing the EP box with some KMI's level?

<A - **C. Park Shaper**>: We can't hear.

<A - **Richard D. Kinder**>: Could you repeat that? You're fading out a little bit.

<Q - **Gregg W. Brody**>: Sure. Is that better?

<A - **Richard D. Kinder**>: Yes.

<Q - **Gregg W. Brody**>: Yes. Just curious, do you have any intention to guarantee [ph] EP's corporate bond level or corporate issuer box from the KMI level, provide a guarantee from them (1:04:24)?

<A - **David D. Kinder**>: Sorry. We were still trying to hear the question.

<A - **C. Park Shaper**>: Yeah, the question is whether we would guarantee the EP debt – whether KMI would guarantee the EP debt. No, that's not the plan.

<Q - **Gregg W. Brody**>: Okay. Thank you, guys.

<A - **Richard D. Kinder**>: You bet.

Operator

Our next question comes from Brian Zarahn, Barclays Capital. Please ask your question.

<A - **Richard D. Kinder**>: Hi, Brian. How are you?

<Q - **Brian Joshua Zarahn**>: Great. Good morning, everyone. On the KMP expansion CapEx, your prior baseline was about $1.5 billion. Is there – obviously, a lot moving parts, but do you expect any change or average range going forward the next few years on organic projects at KMP?

<A - **Richard D. Kinder**>: Well, again – Park mentioned this earlier – we've been very conservative in assuming what kind of capital we would spend. But I think that – and this is not in the model right now. I think we will find additional opportunities to raise that number meaningfully as we drop down more assets. For instance, we started out this year at KMP thinking we were going to spend about $1.4 billion on expansion CapEx and acquisitions, and we ended up north of $2.5 billion, primarily because of buying the other half of KinderHawk. So I think we will have a lot of opportunities, and we haven't baked all that into the model. We'll just kind of chase those rabbits as they come along. But I think there's a lot of potential there, and that's one of the reasons we're doing this, as I said at the start, is the ability to take this huge footprint and leverage off of it with expansions and extensions.

<Q - **Brian Joshua Zarahn**>: Okay. And then I know that earlier you had commented on taxes, but is there any change in your assumed tax rate for KMI going forward?

<A - **Richard D. Kinder**>: No.

<Q - **Brian Joshua Zarahn**>: Okay. Thank you.

Bloomberg Transcript

Bloomberg

Page 19 of 21

final

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

<A - **Richard D. Kinder**>: Uh-huh.

Operator

Vedula Murti, CDP Capital, please ask your question.

<Q - **Vedula Murti**>: Good morning.

<A - **Richard D. Kinder**>: Good morning.

<Q - **Vedula Murti**>: I'm wondering, with your Canadian operations and with El Paso still having some international E&P assets, can you help us a little bit with kind of what you're thinking the cash that might be kind of trapped, as it may be, could accumulate to be?

<A - **C. Park Shaper**>: I don't think we're expecting any significant trapped cash. The international E&P operations at El Paso are expected to be sold with the other E&P assets.

<Q - **Vedula Murti**>: Okay. And secondarily, I'm wondering what, in terms of the various actions plans here – you answered this in some respect already, but what can you not do, that you've discussed here, until after the close?

<A - **Richard D. Kinder**>: Well, we can't do El Paso drop-downs to KMP until after the close. We can get them ready. And by the way, we've already talked to the KMP board. They're enthusiastic about this. And have also talked to Ron Kuehn at the EPB board level and told him we intend to go forward with continued drop-downs there. And so we can get all this ready, and in the case of EPB, we can continue the drop-downs before closing. I think you will see a lot of activity that will be substantially complete by the time the actual merger closes. I think we hope to have the E&P assets sold by that time or shortly thereafter. We hope to have dropdowns ready to go with both entities, and I think you'll see some pretty massive pay-downs of debt, particularly given the fact that the E&P sales are sheltered by the NOLs.

<Q - **Vedula Murti**>: All right. Thank you very much.

<A - **Richard D. Kinder**>: Uh-huh.

Operator

Our next question comes from Mitch Norden, Diamondback Capital. Please ask your question.

<A - **Richard D. Kinder**>: Good morning.

<Q - **Mitch Norden**>: Yes. Good morning. With regard to the E&P sale, if you were able to sell those assets prior to closing, would you do so? And with regard to the warrants, can you tell us what the dividend assumptions were when you came up with your $1.50 valuation?

<A - **Richard D. Kinder**>: Well, on the E&P sale, it's anticipated now that it would be, at the earliest, contemporaneous with the closing

<A - **C. Park Shaper**>: Yeah, and then on the warrants, essentially, our expected dividend profile that went into that, and clearly warrant value will be a function of a number of assumptions that will drive that, and the $1.50 per one warrant – and just to point out, I think everyone realizes that each shareholder is actually going to get 0.64 of a warrant, but the $1.50 for one warrant was just an estimate that was consistent with the range of values that come up when you model the value of that security.

<Q - **Mitch Norden**>: Thank you.

Operator

Bloomberg Transcript

Bloomberg

Page 20 of 21

final

Company Name: El Paso Corp.
Company Ticker: EP US
Date: 2011-10-17
Event Description: Acquisition of El Paso Corporation by Kinder Morgan, Inc. Call

Market Cap: 18,832.55
Current PX: 24.45
YTD Change($): +10.69
YTD Change(%): +77.689

Bloomberg Estimates - EPS
Current Quarter: 0.253
Current Year: 1.105
Bloomberg Estimates - Sales
Current Quarter: 1248.000
Current Year: 4911.200

[Operator Instructions]

Richard D. Kinder

Okay. Well, thank you very much for calling in this morning. We think it's a great transaction, and we'll be in New York, Boston, Denver, and Los Angles over the next couple of days, and we'll see some of you then I'm sure. Thank you.

This transcript may not be 100 percent accurate and may contain misspellings and other inaccuracies. This transcript is provided "as is", without express or implied warranties of any kind. Bloomberg retains all rights to this transcript and provides it solely for your personal, non-commercial use. Bloomberg, its suppliers and third-party agents shall have no liability for errors in this transcript or for lost profits, losses, or direct, indirect, incidental, consequential, special or punitive damages in connection with the furnishing, performance or use of such transcript. Neither the information nor any opinion expressed in this transcript constitutes a solicitation of the purchase or sale of securities or commodities. Any opinion expressed in the transcript does not necessarily reflect the views of Bloomberg LP.

© COPYRIGHT 2011, BLOOMBERG LP. All rights reserved. Any reproduction, redistribution or retransmission is expressly prohibited.

Bloomberg Transcript

Bloomberg

Page 21 of 21

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) plans to file with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction, and KMI and El Paso Corporation (“EP”) plan to file with the SEC and mail to their respective stockholders a Joint Proxy/Information Statement/Prospectus in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT KMI, EP, THE PROPOSED TRANSACTION AND RELATED MATTERS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY/INFORMATION STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE.  Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy/Information Statement/Prospectus by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

Kinder Morgan, Inc.	El Paso, Inc.
500 Dallas Street, Suite 1000	1001 Louisiana Street
Houston, Texas 77002	Houston, Texas 77002
Attention: Investor Relations	Attention: Investor Relations
Phone: (713) 369-9490	Phone: (713) 420-5855
E-mail: kmp_ir@kindermorgan.com	investorrelations@elpaso.com

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement.  Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC.  Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010 and its proxy statement dated March 29, 2011, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Joint Proxy/Information Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory approvals, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10-K for the year ended December 31, 2010 and their most recent quarterly reports filed with the SEC.  KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.